Exhibit 99.1

Silvercorp Metals Inc.

Suite 1750 - 1066 West Hastings St.
Vancouver, BC, Canada V6E 3X1
Tel: 604-669-9397
Fax: 604-669-9387

NEWS RELEASE

Trading Symbol	TSX: SVM
NYSE American: SVM

SILVERCORP REPORTS INCREASED RESERVES AND RESOURCES AT THE GC MINE

VANCOUVER, British Columbia - August 26, 2021 - Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to report the results of an updated National Instrument 43-101 (“NI 43-101”) Technical Report entitled “NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” with an effective date of March 31, 2021 (Mineral Resources and Mineral Reserves effective December 31, 2020), prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) (the “GC NI 43-101 Technical Report”).

Five of the six authors of the GC NI 43-101 Technical Report qualify as independent Qualified Persons, two of whom visited the GC Mine in January 2018 and examined all aspects of the project, including drill core, underground workings, processing plant, and surface infrastructure. The non-independent author, who is a Silvercorp employee, has visited the site on numerous occasions, with the last two visits from 25 to 30 October 2019 and from 13 to 28 May 2021. The GC NI 43-101 Technical Report will be made available for review on the Company’s SEDAR profile and website at www.silvercorp.ca in due course.

Highlights of the GC NI 43-101 Technical Report

From the start of operations at the GC Mine in 2014 through to December 31, 2020, 1,853,662 tonnes have been mined at average head grades of 94 grams per tonne (“g/t”) silver (“Ag”), 1.6% lead (“Pb”), and 2.9% zinc (“Zn”).

Despite this mine production depletion, there has been an 8% increase in tonnes of combined Proven and Probable Reserves (39% increase in Proven Reserves and 21% decrease in Probable Reserves) compared to the Mineral Reserve estimate in the previous Technical Report on the GC Mine with an effective date of June 30, 2019 (the “2019 Technical Report”).

Based on only Proven and Probable Reserves, the GC Mine has a projected life of mine (“LOM”) of 13 years through to 2034, at an average annual production rate of approximately 310,000 tonnes, and with average silver equivalent (“AgEq”) 1 grades of approximately 309 g/t. The GC Mine has the potential to extend the LOM beyond 2034, via the conversion of existing Mineral Resources to Mineral Reserves, and further exploration and development.

Compared to the Mineral Resources estimate in the 2019 Technical Report, the Measured tonnes have increased by 57% due to the discovery of new veins, new vein interpretations and the conversion of Indicated tonnes (which decreased by 17%) to the Measured Resource classification. Inferred tonnes have also increased by 17%.

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1 The equivalency formula is AgEq = Ag g/t + 50.46*Pb% + 43.53*Zn% using prices of US$18.20/oz Ag, US$0.94/lb Pb and US$1.08/lb Zn, estimated recoveries of 82.6% Ag, 89.5% Pb, and 87.3% Zn, and respective payables of 65.5%, 86.2% and 66.3%.

The results of the underground drilling program at the GC Mine show that vein structures are still open at depth.

2021 Mineral Reserve and Mineral Resource Update

Silvercorp completed its first phase of diamond drilling at the GC Mine in 2008 and has continued through to the present. The 2019 Technical Report Mineral Resource and Mineral Reserve estimates on the GC Mine were as of December 31, 2018. All Silvercorp drilling has been completed with NQ-sized core. Drillhole collars were surveyed using a total station and downhole surveys were completed every 50 m downhole. Core recoveries varied between 35.66% and 100%, averaging 99.36%.

Mineral Reserves

The Mineral Reserve estimates for the GC Mine were prepared by Silvercorp under the guidance of an independent Qualified Person (“QP”), Mr. H. A. Smith, P.Eng., of AMC, who takes QP responsibility for those estimates. The assumption has been made that current stoping practices will continue to be employed at the GC Mine, namely predominantly shrinkage stoping (69% of projected LOM), combined with some cut and fill resuing (31% of projected LOM), using hand-held drills and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. Minimum mining widths of 1.0 m for shrinkage and 0.5 m for resuing are assumed.

Average dilution has been estimated at 19.8% for shrinkage and 12.4% for resuing, with an average of 17.4%. Assumed mining recovery factors are 92% for shrinkage stopes and 95% for resuing stopes.

The GC NI 43-101 Technical Report defines Mineral Reserves of 4.131 million tonnes in the combined Proven and Probable categories, grading 94 g/t Ag, 1.5% Pb, and 3.2% Zn, containing approximately 12.5 million ounces of silver, 135 million pounds of lead, and 293 million pounds of zinc. Mineral Reserve tonnes are noted to be approximately 41% of Mineral Resource (Measured plus Indicated) tonnes. Silver, lead, and zinc Mineral Reserve grades are 115%, 124%, and 115%, respectively, of the corresponding Measured plus Indicated Mineral Resource grades. Metal content conversions for silver, lead, and zinc from Measured plus Indicated Mineral Resources to Proven plus Probable Mineral Reserves are 47%, 51%, and 47%, respectively. Mineral Reserves are detailed in Table 1 below.

Table 1 GC Mine - Mineral Reserves

Classification	Tonnes (Mt)	Ag (g/t)	Pb (%)	Zn (%)	Contained metal
					Ag (koz)	Pb (Mlbs)	Zn (Mlbs)
Proven	2.587	93	1.5	3.3	7,743	84	189
Probable	1.544	95	1.5	3.0	4,740	51	103
Proven and Probable	4.131	94	1.5	3.2	12,483	135	293
Notes:
1.	Full breakeven cut-off grades: Shrinkage = 215 g/t AgEq; Resuing = 275 g/t AgEq.
2.	Marginal material cut-off grade: Shrinkage = 185 g/t AgEq; Resuing = 250 g/t AgEq.
3.	Dilution (zero grade) assumed as a minimum of 0.1 m on each wall of a shrinkage stope and 0.05 m on each wall of a resuing stope.
4.	Mining recovery factors assumed as 92% for shrinkage and 95% for resuing.
5.	Metal prices: Silver US$18.20/troy oz, lead US$0.94/lb, zinc US$1.08/lb, with respective payables of 65.5%, 86.2%, and 66.3%.
6.	Processing recovery factors: Ag - 82.6%, Pb - 89.5%, Zn - 87.3%.
7.	Effective date 31 December 2020.
8.	Exchange rate assumed is RMB6.80: US$1.00.
9.	Rounding of some figures may lead to minor discrepancies in totals.

Mineral Reserve cut-off grade and key estimation parameters are shown in Table 2 below.

Table 2 Mineral Reserve Cut-off Grades and Key Estimation Parameters

Item	GC Mine
Foreign exchange rate (RMB:US$)	6.8
	Shrinkage	Resuing
Operating costs
Mining cost (includes development & exploration)
(US$/t)	25.94	45.05
Milling cost (US$/t)	13.58	13.58
G&A and product selling cost (US$/t)	9.84	9.84
Sustaining & non-sustaining capital (US$/t)	16.72	16.72
Mineral Resources tax, etc. (US$/t)	1.98	2.56
Total operating costs (US$/t)	68.07	87.74
Mining recovery (%)	92	95
Mill recoveries
Ag (%)	82.6	82.6
Pb (%)	89.5	89.5
Zn (%)	87.3	87.3
Breakeven COG (AgEq g/t)	215	275

Note:
Metal price assumptions: Ag US$18.20/oz; Pb US$0.94/lb; Zn US$1.08/lb; respective payables of 65.5%, 86.2%, and 66.3%.

Mineral Resources:

The Mineral Resource estimates for the GC Mine were prepared by Mr. Shoupu Xiang, Resource Geologist of Silvercorp. Ms. Dinara Nussipakynova, P.Geo., of AMC, has reviewed the methodologies and data used to prepare the Mineral Resource estimates and, after some adjustment to the Mineral Resource classification and capping, is satisfied that they comply with reasonable industry practice. Ms. Nussipakynova takes responsibility for these estimates.

Resources were estimated using a block modelling approach, with MicromineTM software. Interpolation was carried out using inverse distance squared (ID2) for all the veins. Estimates were made for a total of 156 mineralized vein structures for the GC Mine.

The Mineral Resources are reported above a cut-off of 105 g/t AgEq. The cut-off value was based on estimated costs for mining, maintenance/admin, internal ore transport and processing. The cut-off value calculation was generated by AMC with input from Silvercorp. The equivalency formula is: AgEq=Ag g/t+50.46*Pb%+43.53*Zn%. The multiplication factors for Pb and Zn were derived from equations based on metal prices, recoveries, and payable factors.

Mineral Resources at December 31, 2020 total 10.0 million tonnes (inclusive of Mineral Reserves) in the combined Measured and Indicated categories, grading 82 g/t Ag, 1.2% Pb, and 2.8% Zn, containing approximately 26.4 million ounces of silver, 265 million pounds of lead, and 619 million pounds of zinc, and are detailed in Table 3 below.

Table 3 GC Mine - Measured & Indicated Resources (Inclusive of Mineral Reserves), and Inferred Mineral Resources

Classification	Tonnes (Mt)	Ag (g/t)	Pb (%)	Zn (%)	Contained metal
					Ag (koz)	Pb (Mlbs)	Zu (Mlbs)
Measured	5.286	88	1.3	3.1	14,906	154	360
Indicated	4.747	75	1.1	2.5	11,457	111	259
Measured & Indicated	10.033	82	1.2	2.8	26,363	265	619
Inferred	8.441	87	1.0	2.4	23,562	195	442

Notes:

1.	Canadian Institute of Mining, Metallurgy and Petroleum Standards (2014) (“CIM Definition Standards”) were used for reporting the Mineral Resources.
2.	Mineral Resources are reported at a cut-off grade of 105 g/t AgEg.
3.	The equivalency formula is Ag g/t+50.46*Pb%+43.53*Zn% using prices of US$18.20/oz Ag, US$0.94/lb Pb, and US$1.08/lb Zn and estimated recoveries of 82.6% Ag, 89.5% Pb, and 87.3% Zn.
4.	Sample results up to 31 December 2020.
5.	Mineral Resources have been depleted to account for mining to 31 December 2020.
6.	Effective date 31 December 2020.
7.	Veins factored to a minimum extraction width of 0.4 m.
8.	Mineral Resources are inclusive of Mineral Reserves.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
10.	The numbers may not compute exactly due to rounding.
11.	Source: Silvercorp Metals Inc., reproduced as a check by AMC.

Qualified Persons and Technical Information

D. Nussipakynova, P.Geo., H. A. Smith, P.Eng., A. Riles, MAIG., A. A. Ross, P.Geo., and S. Robinson, P.Geo., MAIG. of AMC are independent Qualified Persons as defined by NI 43-101. G. Ma, P.Geo. of Silvercorp is a Qualified Person as defined by NI 43-101. All of the QPs reviewed and consented to this news release and believe it fairly and accurately represents the information in the Technical Report that supports the disclosure.

The Mineral Reserve and Mineral Resource estimates have been estimated and compiled in accordance with definitions and guidelines set out in the CIM Definition Standards (2014).

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881

Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms “proven mineral reserve”, “probable mineral reserve”, “mineral reserves”, “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” used in this news release are in reference to the mining terms defined in the CIM Definition Standards, which definitions have been adopted by NI 43-101. Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the “SEC Modernization Rules”), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards. During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be “substantially similar” to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserve”, “probable mineral reserve”, “mineral reserves”, “mineral resources”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.